April 26, 2006

Mr. H. Roger Schwall,
Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Rio Tinto Group

Dear Mr. Schwall,

               I refer to your letter dated March 30, 2006 setting forth additional comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2004 (the “2004 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) (File Numbers 0-20122 and 1-10533) and to our discussion by telephone call with Mr. Ken Schuler, Mining Engineer, on April 7, 2006.

               As we discussed with Mr. Schuler, we are in the process of completing our Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) and all of the disclosure provided in response to the Staff’s comments below will be reflected in that filing. In light of the forthcoming filing and the nature of the additional disclosures, we understand that the Staff will not require us to file an amendment to the 2004 Form 20-F.

               To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letters in bold italicized text, and have provided our response immediately following each numbered comment.

Engineering Comments

General

1.	We wish to clarify prior comment number 5. Please disclose within the filing the average price of your salable products. This information may be from public source data, press releases or similar product prices within your market areas for the following: gold, silver, copper, lead, molybdenum, uranium, zinc, iron ore, diamonds, coal, borates,

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399     Direct line 020 7753     Fax 020 7930 3249
Registered Office:  6 St James’s Square London SW1Y 4LD Registered in England No. 719885
potash, trona, bauxite, talc, salt/gypsum, and titanium oxide. Please place this information in a table or on a chart illustrating a three year price history. Discuss the sales price changes and the impact on revenues.

Pursuant to our discussion with Mr. Schuler, in Item 5 – Operating and Financial Review and Prospects in our 2005 Form 20-F as shown in Attachment 1, we will provide a table of three year average historical benchmark prices for commodities where these are publicly available and where there is a reasonable degree of correlation between the benchmark and Rio Tinto’s realised prices. As noted in the disclosure provided in Attachment 1, coal and uranium production is sold pursuant to confidential long term contracts and therefore movements in prices realised by Rio Tinto will not necessarily reflect the movements in any publicly quoted benchmarks.  In addition, for coal as well as diamonds there are significant product specification differences between mines.  Consequently, publicly quoted benchmarks for these three commodities are not included. Industrial mineral products prices are entirely determined by contract and there are no publicly quoted benchmark prices for these commodities.

In addition we will include a more extensive discussion of the impact of changes in prices on revenues. In the 2005 Form 20-F we will include a discussion of the changes for the two most recent financial years (2004 to 2005) consistent with the SEC’s transition relief set forth in Instruction G to Form 20-F – “First-Time Application of International Financial Reporting Standards”. In future filings we will include a three year discussion.

2.	We wish to clarify prior comment number 6. Please disclose within the filing, the market price used to calculate all stated proven and probable reserves.

Pursuant to our discussion with Mr. Schuler, in footnote (a) to the Ore Reserves table in our 2005 Form 20-F we will provide three year average historical benchmark prices for commodities where these are publicly available and relevant, as shown in Attachment 2. For all other commodities we will state that the reported reserves for these commodities have been tested to confirm that they could be economically extracted using a combination of existing contract prices until expiry and thereafter three year historical prices.

*   *   *   *

               Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Rio Tinto may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2

               In our responses, we have agreed to change or supplement the disclosure in our filings. We are doing that in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

               We are available to discuss any of the foregoing with you at your convenience.

Very truly yours, /s/ Guy Elliot

(Attachments)

cc:	Ken Schuler, Mining Engineer Kevin Stertzel (Securities and Exchange Commission) Kathryn A. Campbell (Sullivan & Cromwell LLP)

3

ATTACHMENT 1

Commodity prices

The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Rio Tinto board and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity spread and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders. The forward contracts to sell 509 million pounds of copper at a fixed rand price per pound were entered into as a condition of the refinancing of Palabora in 2005.

        Metals such as copper and aluminium are generally sold under contract, often long term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metal Exchange and COMEX in New York, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply. Gold is also priced in an active market in which prices respond to daily changes in quantities offered and sought. Newly mined gold is only one source of supply; investment and disinvestment can be important elements of supply and demand. Contract prices for many other natural resource products are generally agreed annually or for longer periods with customers, although volume commitments vary by product.

        Approximately 43 per cent of Rio Tinto’s 2005 net earnings from operating businesses came from products whose prices were terminal market related and the remainder came from products priced by direct negotiation.

        Commodity prices increased rapidly in 2004 and 2005. Rio Tinto expects that economic growth will continue the positive trend of 2005 for the time being, even if rates of growth slow somewhat. This, in turn, should result in a continuation of strong markets for our products and prices above the long term trend. However, the current strong markets cannot be expected to continue indefinitely. At some point, the supply position will become more balanced, which will lead to a downturn in the cycle. We cannot predict when this will occur. Such a downturn would reduce revenues, cash flows and earnings.

        Ore reserves presented on pages x to y do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2005, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price is predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto’s own long term price assumptions. Therefore, a reduction in commodity prices from the three year average historical price levels would not necessarily give rise to a reduction in reported ore reserves.

        The table below shows published ‘benchmark’ prices for Rio Tinto’s commodities for the last three years where these are publicly available, and where there is a reasonable degree of correlation between the benchmark and Rio Tinto’s realised prices. The prices set out in the table are the averages for each of the calendar years, 2003, 2004 and 2005. The Group’s revenue will not necessarily move in line with these benchmarks for a number of reasons which are discussed below.

(i)

Commodity	Source	Unit	2003 US$	2004 US$	2005 US$

Aluminium Copper Gold Iron ore Lead Molybdenum Silver Zinc	LME LME LBMA Australian benchmark (fines) LME Metals Week: quote for dealer oxide price LBMA LME	pound pound ounce dmtu* pound pound ounce pound	0.65 0.80 364 0.30 0.23 5.2 4.9 0.38	0.78 1.30 409 0.35 0.40 15.9 6.6 0.48	0.86 1.66 444 0.55 0.44 31.1 7.3 0.63

      *dry metric tonne unit

        The discussion of revenues below relates to the Group’s gross turnover from sales of commodities, including its share of the turnover of equity accounted units (see note 34 to the Financial statements).

        The revenues from aluminium and related products such as alumina and bauxite increased by 18 per cent in 2005. Average prices quoted on the LME increased by 10 per cent in 2005. In addition to these price increases, revenues reflected increased sales volumes, including the ramp up of output from the Comalco Alumina Refinery, which commenced shipments in November 2004.

        A significant proportion of Rio Tinto’s coal production is sold under long term contracts. In Australia, the prices applying to sales under the long term contracts are generally renegotiated annually; but prices are fixed at different times of the year and on a variety of bases. For these reasons, average realised prices will not necessarily reflect the movements in any of the publicly quoted benchmarks. Moreover, there are significant product specification differences between mines.

         Revenues of the Group’s Australian coal operations increased by 45 per cent in 2005, benefiting from a significant increase in prices realised on sales both of thermal and coking coal. Published market indications for Australian thermal coal show a reduction of 10 per cent in 2005 compared with 2004. The coking coal benchmark price increased by 99 per cent in 2005.

        In the US, Kennecott Energy’s revenues increased by six per cent in 2005, with benefits from higher prices limited by the influence of long term contracts. Published market indications of spot prices for Wyoming thermal coal show an increase of 61 per cent in 2005.

        The Group’s copper revenues in 2005 were 33 per cent higher than in 2004 while the average LME copper price increased by 28 per cent. Revenues benefited both from the increase in prices and from increased volumes, including the effect of a return to full operations at Grasberg. A pit wall slippage in 2003 had reduced output from Grasberg in 2004.

        Diamond revenue increased 45 per cent in 2005 against 2004. There was a 6 per cent increase in the Diamond Trading Company (DTC) indicated price for rough diamonds in the year, but the majority of the increase in revenues was attributable to higher volumes at Argyle and the commencement of the Murowa operation. While movements in the DTC price are a general indicator of the overall rough diamond market, they do not necessarily correlate closely with prices actually realised by Rio Tinto, which reflect the particular type of diamonds in its diverse product mix.

        Gold revenues in 2005 were 19 per cent higher than in 2004 while the average LBMA gold price increased by 9 per cent year on year. Revenues benefited from the price increase and also from the very substantial recovery in sales volumes at Grasberg which more than offset the effects of the disposal of Morro do Ouro in 2004 and the closure of Kelian early in 2005.

(ii)

        The Group’s revenue from industrial minerals increased by 17 per cent in 2005 against 2004. This was mainly attributable to strong price performance across all products at Rio Tinto Iron and Titanium and increased volumes, particularly at Richards Bay Minerals. Sales are made under contract at negotiated prices.

        The Australian iron ore fines benchmark (average for the calendar year) increased by 57 per cent in 2005 compared with 2004. This contributed to an increase in the Group’s iron ore revenue of 88 per cent, with the additional benefits of volume increases from the West Angelas and Yandicoogina expansions and the recovery of output at Iron Ore Company of Canada, after a ten week strike in 2004.

        Lead, zinc and silver accounted for less than two per cent of revenue in each of the two years to 2005.

        Average molybdenum prices quoted in Metals Week in 2005 almost doubled from the 2004 level. Sales revenue was over five times higher. In addition to the higher prices, this reflected a major step up in volumes achieved through changes in the mine plan at Kennecott Utah Copper to maximise molybdenum production in response to the strong market.

        Uranium revenue increased by 23 per cent in 2005 as a result of higher prices. Information included in the RWE NUKEM Inc. Price Bulletin indicated price increases of 54 per cent in 2005. However, these large increases are not fully reflected in the revenues for the period. Uranium oxide is typically sold on long term contracts with pricing determined for several years beyond the commencement of the contracts. Prices realised by the Group in any particular year will generally not, therefore, reflect changes reported in the Price Bulletin.

        The approximate effect on the Group’s net earnings of a ten per cent change from the full year average market price in 2005 for the following metals would be:

Average market price for 2005	Effect of 10% change in full year average +/- US$m

Copper Aluminium Gold Molybdenum	166 c/lb 86 c/lb $444 /oz $31 /lb	215 114 54 40

The above sensitivities are based on 2005 volumes and give the estimated impact on net earnings of changes in prices assuming that all other variables remain constant. These should be used with care. As noted previously, the relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.

(iii)

ATTACHMENT 2

ORE RESERVES (continued)
Under Industry Guide 7

Notes

(a)	Commodity prices (based on a three year average historical price to 30 June 2005) used to test whether the reported reserve estimates could be economically extracted, include the following benchmark prices :

ALUMINIUM Weipa (Australia)	US$ 0.72/lb

COPPER Bingham Canyon (US) Escondida (Chile)* Escondida Norte (Chile)* Grasberg (Indonesia)* Northparkes (Australia) Palabora (South Africa)	US$ 1.05/lb US$ 0.94/lb US$ 0.94/lb US$ 0.90/lb US$ 1.05/lb US$ 1.05/lb

GOLD Bingham Canyon (US) Cortez/Pipeline (US)* Grasberg (Indonesia)* Greens Creek (US) Northparkes (Australia)	US$ 381/oz US$ 381/oz US$ 350/oz US$ 381/oz US$ 381/oz

LEAD Greens Creek (US)	US$ 0.31/lb

MOLYBDENUM Bingham Canyon (US)	US$ 13.00/lb

SILVER Bingham Canyon (US) Grasberg (Indonesia)* Greens Creek (US)	US$ 5.79/oz US$ 5.00/oz US$ 5.79/oz

ZINC Greens Creek (US) * non-managed operations	US$ 0.44/lb

IRON ORE Australian benchmark (fines) Atlantic benchmark (fines) ** dry metric tonne unit	US$ 0.34/dmtu** US$ 0.36/dmtu**

Prices for all other commodities are determined by individual contract negotiation. The reported reserves for these commodities have been tested to confirm that they could be economically extracted using a combination of existing contract prices until expiry and thereafter three year historical prices.